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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               dated May 24, 2004

                         Commission File Number 1-15148

                                  PERDIGAO S.A.
                    (Exact Name as Specified in its Charter)

                                      N/A
                       (Translation of Registrant's Name)

                           760 Av. Escola Politecnica
                       Jaguare 05350-000 Sao Paulo, Brazil
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F X    Form 40-F__

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes ____                    No  X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 24, 2004

                                        PERDIGAO S.A.



                                        By: /s/ Wang Wei Chang
                                           -------------------------------------
                                        Name:   Wang Wei Chang
                                        Title:  Director/Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit         Description of Exhibit
-------         ----------------------

99.1.           Calendar of Corporate Events

99.2. Summary of minutes of the Third/2004 Ordinary Meeting of the Board of Directors, held on April 30, 2003.

99.3.           Management and related person negotiation, April 2004.

99.4            IAN--Annual Information Report December 31, 2003

99.5            ITR--Quarterly Information Report March 31, 2004

99.6            Undated press release